SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Named Best of Show Winner at FinovateFall 2014 for Demonstrating How Voice Biometrics Authenticates Callers in Real Time, Dated October 1, 2014

99.2	Press Release: NICE and Truphone Announce Integrated Cellular Recording Solution for International Compliance, Dated October 7, 2014

99.3	Press Release: Awards Roll in From Around the World for NICE’s Suspect Search Solution, Dated October 7, 2014

99.4	Press Release: NICE Teams Up with Customers and Industry Experts for Webinar Series Focusing on Enterprise Wide Operational Efficiency, Dated October 14, 2014

99.5	Press Release: NICE Trading Recording Solution Receives Microsoft Lync Qualification, Dated October 20, 2014

99.6
Press Release: NICE Actimize Partners with Alacra to Integrate Compliance and Reference Data Platform Technology Into the Actimize Customer Due Diligence Anti-Money Laundering Solution, Dated October 21, 2014

99.7	Press Release: NICE Named Leader in Customer Interaction Analytics by Ovum, Dated October 22, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: November 3, 2014

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Named Best of Show Winner at FinovateFall 2014 for Demonstrating How Voice Biometrics Authenticates Callers in Real Time, Dated October 1, 2014

99.2	Press Release: NICE and Truphone Announce Integrated Cellular Recording Solution for International Compliance, Dated October 7, 2014

99.3	Press Release: Awards Roll in From Around the World for NICE’s Suspect Search Solution, Dated October 7, 2014

99.4	Press Release: NICE Teams Up with Customers and Industry Experts for Webinar Series Focusing on Enterprise Wide Operational Efficiency, Dated October 14, 2014

99.5	Press Release: NICE Trading Recording Solution Receives Microsoft Lync Qualification, Dated October 20, 2014

99.6
Press Release: NICE Actimize Partners with Alacra to Integrate Compliance and Reference Data Platform Technology Into the Actimize Customer Due Diligence Anti-Money Laundering Solution, Dated October 21, 2014

99.7	Press Release: NICE Named Leader in Customer Interaction Analytics by Ovum, Dated October 22, 2014